Contact

www.linkedin.com/in/
lindsaybralower (LinkedIn)

Top Skills

PowerPoint

Research

Microsoft Office

Languages

English

Spanish

Lindsay Bralower

Product at Toast
New York, New York, United States

Experience

Toast
Senior Product Manager
April 2025 - Present (1 month)
Brooklyn, New York, United States

Standout Skiwear
Founder
October 2023 - Present (1 year 7 months)
New York, United States

Standout Skiwear is a ski and snowboard accessory company - with a
growing line of decorative goggle strap covers. Our fun and retro designs add
the perfect pop of color to any helmet, allowing anyone to standout on the
mountain.

BCG Digital Ventures
2 years 10 months

Senior Product Manager
May 2023 - April 2025 (2 years)
New York, New York, United States

Drive innovation and growth for consumer and women's health ventures within
BCG's tech and design arm. Lead cross-functional teams across business,
engineering, and design to create and accelerate products across retail/
eCommerce, CPG, consumer health, QSR.

Product Manager
July 2022 - May 2023 (11 months)
New York, United States

BCG Digital Ventures merged with BCG Platinion and BCG GAMMA to form
BCG X, the tech build and design division of BCG, in January 2023.

At BCG Digital Ventures we invent, build, scale and invest in startups with the
world's most influential companies. We share risk and invest alongside our
corporate and startup partners via a range of collaborative options.

Boston Consulting Group (BCG)
Senior Product Manager
July 2022 - April 2025 (2 years 10 months)
New York, United States

The RealReal
Product Manager
June 2021 - August 2021 (3 months)
San Francisco, California, United States

Led user research, feature development and design, user stories, sizing and prioritization for pricing product.

Create
Venture Fellow
March 2021 - May 2021 (3 months)

Led idea generation, research, and product for new company incubation across B2C and B2B.

Create is a venture studio founded by 20 of New York's most successful entrepreneurs and investors, including Mark Gerson's.

CAV Angels
Venture Associate
September 2020 - February 2021 (6 months)
Charlottesville, Virginia, United States

Conducted due diligence on potential PortCo within EdTech space leading to a Seed Stage investment.

thredUP
New Ventures
May 2020 - August 2020 (4 months)
Oakland, California, United States

Incubated and operated new ventures, including personalized styling, aftermarket innovation and partnerships. Launched Retail-as-a-Service (RaaS) offering.

Deloitte
2 years 8 months

Consultant
August 2019 - March 2020 (8 months)
Greater New York City Area

Consultant within Deloitte's Strategy Consulting practice focusing on organic growth strategy for consumer product/service companies. Experience in market entry, customer segmentation, product and business development, and pricing.

Business Analyst
August 2017 - August 2019 (2 years 1 month)
New York City

Strategy & Analytics

Capital One
Business Analyst
June 2016 - August 2016 (3 months)

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Education

University of Virginia Darden School of Business
Master of Business Administration - MBA, Entrepreneurship/Entrepreneurial Studies

University of Virginia
Bachelor of Science, Commerce

St. Luke's School